EXHIBIT 97.1

KINROSS GOLD CORPORATION

COMPENSATION RECOUPMENT POLICY

Approved by:

Board of Directors – November 8, 2023

1.0Purpose

This Compensation Recoupment Policy (the “Policy”) provides for the recoupment by Kinross Gold Corporation (the “Company”) of Incentive Compensation (as defined herein) in the event of a Financial Restatement and has been adopted in compliance with the requirements of Section 10D of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange (the “Exchange”) and applies while the Company continues to have a class of securities listed on the Exchange.

A person who becomes subject to this Policy remains subject to this Policy even if the person ceases to be an Executive Officer or an employee of the Group.

2.0Definitions

For purposes of this Policy:

“Board” means the board of directors of the Company.

“Committee” means the Human Resources and Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.

“Executive Officer” means, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice- president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company (including any officer of the Group if they perform policy-making functions for the Company), and (vi) any other person who performs similar policy-making functions for the Company.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price, (iii) total shareholder return, and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii) or (iii). Such measures need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means an accounting restatement of any of the interim quarterly or annual consolidated financial statements of the Company due to the material non-compliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct:

(a)	an error in previously issued financial statements that is material to the previously issued financial statements, or
(b)	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

but does not include (1) an out-of-period adjustment (i.e., the correction of an immaterial error in previously- issued financial statements, provided that such correction is immaterial to the current period), (2) an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Company with any financial reporting requirement under securities laws), (3) the retrospective application of a change in accounting principles, (4) the retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization, (5) a retrospective reclassification due to a discontinued operation, (6) the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control, (7) retrospective adjustments to provisional amounts in connection with a prior business combination, and (8) retrospective revision for stock splits, stock dividends, or other changes in the Company’s capital structure.

“Group” means, collectively, the Company, its parent(s) and all of its subsidiaries.

“Incentive Compensation” means any compensation that is:

(a)	granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; or
(b)	determined based on (or otherwise calculated by reference to) compensation in (a) above.

“Received”, with respect to Incentive Compensation, occurs in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the grant or payment of the Incentive Compensation occurs after the end of that period.

“Recoupment Amount” means the amount determined under Subsection 4.1 of this Policy.

“Recoupment Period” means the three fiscal years completed immediately preceding any applicable Restatement Date, plus any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

“Restatement Date” has the meaning set out in Section 3.0 of this Policy.

3.0When is Incentive Compensation Subject to Recoupment?

In the event of a Financial Restatement, Incentive Compensation shall be subject to recoupment under this Policy as of the date (the “Restatement Date”) which is the earlier to occur of:

(a)

the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement; or

(b)	the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

Notwithstanding the foregoing, recoupment will not apply to Incentive Compensation Received (i) by a person prior to October 2, 2023, (ii) prior to the date the person became an Executive Officer, or (iii) by a person if they were not an Executive Officer during the performance period applicable to such Incentive Compensation.

4.0Recoupment Process for Incentive Compensation

4.1	Determination of Recoupment Amount

Subject to Subsection 4.3, the “Recoupment Amount” shall be the amount by which the Incentive Compensation Received by the Executive Officer during the Recoupment Period exceeds the amount the Executive Officer would have Received during that period had it been determined based on the restated amounts in the Financial Restatement, measured on a before-tax basis, as determined by the Committee. Where the Recoupment Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement (such as if it is based on stock price or total shareholder return), then (i) the amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable

Financial Reporting Measure, (ii) the Company will maintain documentation related to that determination, and (iii) the Company will provide such documentation to the Exchange.

4.2	Procedure for Recoupment

The Company will reasonably promptly recover the Recoupment Amount. The Committee shall determine, in its sole discretion and subject to applicable law, the method for recovery of any Recoupment Amount, which to the fullest extent permitted by applicable law may include any one or more of the following:

(a)	withholding, forfeiting and/or cancelling the Incentive Compensation of the individual; and/or
(b)	cancelling or setting-off against planned future grants of Incentive Compensation; and/or
(c)	requiring repayment of Incentive Compensation amounts previously received by the individual.

Except as set forth in Subsection 4.3 below, the Company may not accept an amount that is less than the Recoupment Amount in satisfaction of the Executive Officer’s obligations under this Policy.

To the extent that an Executive Officer has already reimbursed the Company for any Recoupment Amount received under any duplicative recovery obligations established by the Company or applicable law, such reimbursed amount shall be credited to the Recoupment Amount that is subject to recovery under this Policy.

4.3	Exceptions to Recoupment Requirement

Notwithstanding anything to the contrary in this Policy, the Company may elect not to recover some or all of the Recoupment Amount to the extent the Committee determines that recovery would be impracticable and one or more of the following conditions, and any other requirements of applicable law, are met:

(a)

the direct expense paid to a third party to assist in enforcing the Policy would exceed the Recoupment Amount, and the Company (i) has made a reasonable attempt to recover the Recoupment Amount, (ii) documented such attempt, and (iii) provided such documentation to the Exchange;

(b)

recovery of the Recoupment Amount by the Company would violate applicable laws in Canada that were adopted prior to November 28, 2022, and the Company (i) has obtained an opinion of Canadian counsel that recovery would result in a violation of such laws and (ii) has provided such opinion to the Exchange; or

(c)

recovery of the Recoupment Amount would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended.

5.0General

This Policy and the remedies available under this Policy are in addition to any other action, remedy or other claim or cause of action available to the Company against the applicable Executive Officer under applicable law, up to and including termination of employment and/or legal action for, among other things, breach of fiduciary duty.

6.0Prohibition on Indemnification

Notwithstanding any provision of the Articles or By-laws of the Company or of any agreement between the Company and an employee, employees are not entitled to be indemnified for any Incentive Compensation which is subject to recoupment under this Policy or any taxes previously paid or other costs associated with the receipt of such Incentive Compensation or application of this Policy and no employee will be entitled to any compensation or damages in respect of any portion of any Incentive Compensation which is recouped pursuant to this Policy. Recoupment under this Policy shall not be considered to be or give rise to an event or action of the Company constituting “good reason” for resignation (or any similar concept) under any agreement, incentive plan or award of the Company.

7.0Administration

The Committee shall administer this Policy and may make all determinations under it, and all such determinations will be final and binding on all interested parties.

Subject to Section 10D of the Securities Exchange Act of 1934 and the listing standards of the Exchange, as applicable, this Policy may be terminated or amended at any time by the Board.

8.0Effective Date

This Policy was first approved by the Board on November 8, 2023.